UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          AMN HEALTHCARE SERVICES, INC.
                          -----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    001744101
                                    ---------
                                 (CUSIP Number)


                                OCTOBER 16, 2003
                                ----------------


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001744101             Schedule 13G                       Page  2 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWH Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               6,012,136
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          6,012,136
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,012,136
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      21.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  3 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWH Nightingale Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               4,608,575
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          4,608,575
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,608,575
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      16.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  4 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWP Nightingale Partners II, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               1,661,548
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          1,661,548
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,661,548
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  5 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWP Capital Partners II, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               649,044
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          649,044
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  649,044
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      2.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  6 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWH, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               6,012,136
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          6,012,136
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,012,136
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      21.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  7 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWH Nightingale, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               4,608,575
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          4,608,575
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,608,575
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      16.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  8 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWP Nightingale II, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               1,661,548
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          1,661,548
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,661,548
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page  9 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWP II, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               649,044
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          649,044
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  649,044
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      2.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 10 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWH Incorporated
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               6,012,136
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          6,012,136
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,012,136
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      21.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 11 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWH Nightingale, L.L.C.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               4,608,575
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          4,608,575
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,608,575
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      16.4%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 12 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWP Nightingale II, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               1,661,548
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          1,661,548
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,661,548
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      5.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 13 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  HWP II, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  Delaware
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               649,044
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          649,044
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  649,044
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      2.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 14 of 23


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

                  Robert B. Haas
                  (in the capacity described herein)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

                  United States
--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power               12,931,303
Beneficially               (6)  Shared Voting Power             0
Owned by Each              (7)  Sole Dispositive Power          12,931,303
Reporting Person           (8)  Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  12,931,303
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      46.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 001744101             Schedule 13G                       Page 15 of 23


                         AMENDMENT NO. 2 TO SCHEDULE 13G

         This Amendment No. 2 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Amendment No. 1 to Schedule 13G, dated as of January 31, 2003, with respect to the Common Stock (as defined below) of AMN Healthcare Services, Inc.


ITEM 1.  (a)      NAME OF ISSUER

                  AMN Healthcare Services, Inc. (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  12400 High Bluff Drive, Suite 100
                  San Diego, California  92130


ITEM 2.  (a)      NAMES OF PERSONS FILING

                  (i) HWH Capital Partners, L.P., a Delaware limited partnership ("HWHCP");

                  (ii) HWH Nightingale Partners, L.P., a Delaware limited partnership ("HWHNP");

                  (iii) HWP Nightingale Partners II, L.P., a Delaware limited partnership ("HWPNP");

                  (iv) HWP Capital Partners II, L.P., a Delaware limited partnership ("HWPCP");

                  (v) HWH, L.P., a Delaware limited partnership ("HWH" and the sole general partner of HWHCP);

                  (vi) HWH Nightingale, L.P., a Delaware limited partnership ("HWHN" and the sole general partner of HWHNP);

                  (vii) HWP Nightingale II, L.P., a Delaware limited partnership ("HWPN" and the sole general partner of HWPNP);

                  (viii) HWP II, L.P., a Delaware limited partnership ("HWP II" and the sole general partner of HWPCP);

                  (ix) HWH Incorporated, a Delaware corporation ("HWHI" and the sole general partner of HWH);

                  (x) HWH Nightingale, L.L.C., a Delaware limited liability company ("HWHN L.L.C." and the sole general partner of HWHN);

                  (xi) HWP Nightingale II, LLC, a Delaware limited liability company ("HWPN LLC" and the sole general partner of HWPN);

                  (xii) HWP II, LLC, a Delaware limited liability company ("HWP II LLC" and the sole general partner of HWP
                           II); and

                  (xiii) Robert B. Haas ("Mr. Haas" and the controlling stockholder or managing member, as applicable, of each of HWHI, HWHN L.L.C., HWPN LLC and HWP II LLC) ((i) through (xiii) collectively, the "Reporting Persons").

CUSIP NO. 001744101             Schedule 13G                       Page 16 of 23


         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of the Reporting Persons is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

         (c)      CITIZENSHIP

                  The place of organization of each of the Reporting Persons (other than Mr. Haas) is Delaware. Mr. Haas is a citizen of the United States.

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock")

         (e)      CUSIP NUMBER

                  001744101


ITEM 3. If this statement is filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:


         Not applicable.


ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           HWHCP may be deemed to beneficially own 6,012,136
                  shares of Common Stock and each of HWH and HWHI in their capacities as general partners of HWHCP and HWH, respectively, may be deemed to beneficially own 6,012,136 shares of Common Stock as a result of their voting and dispositive power over the 6,012,136 shares of Common Stock held by HWHCP.

                           HWHNP may be deemed to beneficially own 4,608,575
                  shares of Common Stock and each of HWHN and HWHN L.L.C. in their capacities as general partners of HWHNP and HWHN, respectively, may be deemed to beneficially own 4,608,575 shares of Common Stock as a result of their voting and dispositive power over the 4,608,575 shares of Common Stock held by HWHNP.

                           HWPNP may be deemed to beneficially own 1,661,548
                  shares of Common Stock and each of HWPN and HWPN LLC in their capacities as general partners of HWPNP and HWPN, respectively, may be deemed to beneficially own 1,661,548 shares of Common Stock as a result of their voting and dispositive power over the 1,661,548 shares of Common Stock held by HWPNP.

                           HWPCP may be deemed to beneficially own 649,044
                  shares

CUSIP NO. 001744101             Schedule 13G                       Page 17 of 23


                  of Common Stock and each of HWP II and HWP II LLC in their capacities as general partners of HWPCP and HWP II, respectively, may be deemed to beneficially own 649,044 shares of Common Stock as a result of their voting and dispositive power over the 649,044 shares of Common Stock held by HWPCP.

                           Mr. Haas may be deemed to beneficially own 12,931,303
                  shares of Common Stock as a result of his voting and dispositive power over: (i) 6,012,136 shares of Common Stock held by HWHCP; (ii) 4,608,575 shares of Common Stock held by HWHNP; (iii) 1,661,548 shares of Common Stock held by HWPNP; and (iv) 649,044 shares of Common Stock held by HWPCP.

         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3, and there being approximately 28,120,342 shares of Common Stock outstanding (as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2003 (filed on November 12, 2003)), (i) each of HWHCP, HWH and HWHI (in their capacities as general partners of HWHCP and HWH, respectively) may be deemed to beneficially own approximately 21.4% of the outstanding Common Stock, (ii) each of HWHNP, HWHN and HWHN L.L.C. (in their capacities as general partners of HWHNP and HWHN, respectively) may be deemed to beneficially own approximately 16.4% of the outstanding Common Stock, (iii) each of HWPNP, HWPN and HWPN LLC (in their capacities as general partners of HWPNP and HWPN, respectively) may be deemed to beneficially own approximately 5.9% of the outstanding Common Stock, (iv) each of HWPCP, HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to beneficially own approximately 2.3% of the outstanding Common Stock and (v) Mr. Haas may be deemed to beneficially own approximately 46.0% of the outstanding Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

                           (i) Each of HWHCP, HWH and HWHI (in their capacities as general partners of HWHCP and HWH, respectively) may be deemed to have sole power to direct the voting and disposition of the 6,012,136 shares of Common Stock held by HWHCP, (ii) each of HWHNP, HWHN and HWHN L.L.C. (in their capacities as general partners of HWHNP and HWHN, respectively) may be deemed to have sole power to direct the voting and disposition of the 4,608,575 shares of Common Stock held by HWHNP, (iii) each of HWPNP, HWPN and HWPN LLC (in their capacities as general partners of HWPNP and HWPN, respectively) may be deemed to have sole

CUSIP NO. 001744101             Schedule 13G                       Page 18 of 23


                  power to direct the voting and disposition of the 1,661,548 shares of Common Stock held by HWPNP, (iv) each of HWPCP, HWP II and HWP II LLC (in their capacities as general partners of HWPCP and HWP II, respectively) may be deemed to have sole power to direct the voting and disposition of the 649,044 shares of Common Stock held by HWPCP and (v) Mr. Haas may be deemed to have sole power to direct the voting and disposition of the: (A) 6,012,136 shares of Common Stock held by HWHCP,
                  (B) 4,608,575 shares of Common Stock held by HWHNP, (C) 1,661,548 shares of Common Stock held by HWPNP and (D) 649,044 shares of Common Stock held by HWPCP.

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The stockholders, general partners and limited partners, as applicable, of each of HWHCP, HWHNP, HWPNP, HWPCP, HWH, HWHN, HWPN, HWP II, HWHI, HWHN L.L.C., HWPN LLC and HWP II LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such Reporting Persons in accordance with their ownership interests in such entities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 001744101             Schedule 13G                       Page 19 of 23


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of January 9, 2004

                               HWH CAPITAL PARTNERS, L.P.

                               By:  HWH, L.P., its general partner

                               By:  HWH Incorporated, its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  President


                               HWH NIGHTINGALE PARTNERS, L.P.

                               By:  HWH Nightingale, L.P., its general partner

                               By:  HWH Nightingale, L.L.C., its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member


                               HWP NIGHTINGALE PARTNERS II, L.P.

                               By:  HWP Nightingale II, L.P., its general
                                    partner

                               By:  HWP Nightingale II, LLC, its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member

CUSIP NO. 001744101             Schedule 13G                       Page 20 of 23


                               HWP CAPITAL PARTNERS II, L.P.

                               By:  HWP II, L.P., its general partner

                               By:  HWP II, LLC, its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member


                               HWH, L.P.

                               By:  HWH Incorporated, its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  President


                               HWH NIGHTINGALE, L.P.


                               By:  HWH Nightingale, L.L.C., its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member


                               HWP NIGHTINGALE II, L.P.

                               By:  HWP Nightingale II, LLC, its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member

CUSIP NO. 001744101             Schedule 13G                       Page 21 of 23


                               HWP II, L.P.

                               By:  HWP II, LLC, its general partner


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member


                               HWH INCORPORATED


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  President


                               HWH NIGHTINGALE, L.L.C.


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member


                               HWP II, LLC


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member


                               HWP NIGHTINGALE II, LLC


                                    By:  /s/ Douglas D. Wheat
                                         --------------------------------------
                                         Name:   Douglas D. Wheat
                                         Title:  Managing Member



                                    /s/ Robert B. Haas
                                    -------------------------------------------
                                    Robert B. Haas

CUSIP NO. 001744101             Schedule 13G                       Page 22 of 23


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by references to Exhibit 1 to the statement on Schedule 13G, dated as of February 12, 2002, filed by the Reporting Persons).

Exhibit 2.        Identity of members of group filing this schedule.